May 26, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Tara L. Harkins

From:	Joseph P. Macaluso on behalf of
Tel-Instrument Electronics Corp
Telephone: 201-933-1600 x309
Fax: 201-933-7340
File No. 001-13651

Re: FOIA Confidential Treatment Request on behalf of Tel-Instrument Electronics Corp
       The Confidential Treatment is being requested pursuant to 17 CFR 200.83.

Dear Ms. Harkins:

We are requesting Confidential Treatment of our attached projections pursuant to 17 CFR 200.83 and 5 USC 552 (b) (4).

The attached confidential projections (the “Projections”) are trade secrets and financial information which are privileged and confidential within the meaning of, and should not be disclosed pursuant to 5 USC 552 (b)(4), because the Projections incorporate confidential internal corporate information as well as confidential internal corporate estimates of future contracts, results, market requirements, costs and expenses.  Possible disclosure of this information, which constitutes present estimates which may not occur, may improperly affect the public market for the Company’s securities.  Furthermore, possible disclosure is likely to have an adverse effect on the Company’s competitive position for two reasons.  Competitors will be able to determine from the Projections, the Company’s projected product sales and manufacturing costs, and therefore more easily develop competing market plans and prices.  Secondly, Company future estimates of cost structure will assist competitors to underbid the Company for new contracts and products.  See Continental Oil Company. V. Federal Power Commission (5th Circ 1975) 519 F 2nd 31, cert den. 96 Sup. Ct. 2168, 425 v.s. 971, 482, L.E.D. 2nd 794.

1

The Projections, and the information on which they are based, are kept confidential by the Company and distribution is limited to senior officers and the Board of Directors.  The Projections are prepared on the basis of the Company’s analysis of its existing contracts and orders, market analysis and historical and anticipated costs and expenses.  This information is not available to competitors.

The Company voluntarily submitted the Projections to the Staff, at its request, as part of the Staff’s review of the Company’s filings.  If disclosure of the Projections is made under 5USC522, it would thereafter make further voluntary disclosures of this sort less likely to occur and thus hinder the Staff in performing its responsibilities.

The Company requests that this letter be kept confidential (17 C.F.R. sec. 200.83 (d)2 (viii) and (g) so that it and the Projections may not be requested or used by competitors.

We appreciate your assistance in this matter.

Sincerely,

By:	/s/ Joseph P. Macaluso
Joseph P. Macaluso
Principal Accounting Officer

cc. Office of Freedom of Information and Privacy Act Operations, SEC, Operations Center, 6432 General Green way, Alexandria, VA ###-##-####

2

April 12, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Tara L. Harkins

Re:	Tel-Instrument Electronics Corp
Form 10-K for the fiscal year ended March 31, 2010
Filed July 14, 2011
Form 10-Q for the Quarter Ended December 31, 2010
File No. 001-13651

Dear Ms. Harkins:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your March 22, 2011 letter.

Form 10-K For the Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Date, page 19

Note 9 -  Income Taxes, page 35

1.
We note your response to prior comment 3. Please revise your future filings to include an enhanced discussion similar to the one included within your response that explains why you believe that it is more likely than not that all of your deferred tax assets will be realized as of March 31, 2010 and December 31, 2010 based upon the guidance in paragraphs 740-10-305fe and 740-10-30-16 through 24 of the FASB Accounting Standards Codification

Future filings will include a more detailed discussion as why we believe that it is more likely than not that the Company will realize its deferred tax assets consistent with our response to question 3 of your February 28, 2011 letter.

2.
Further to the above, we note from your response that you have increased your backlog to $30 million due to winning significant military contracts. We also note that you have experienced shipments delays under these military contracts and that you anticipate shipping these orders under these contracts within the next 12-18 months. Please provide to us projections that demonstrate that you will produce enough taxable income to realize the deferred tax assets based upon the potential value of the deliverables that contained within the contracts awarded, options that you expect the government to exercise under these contracts, the continued sales from your existing products, and your cost structure.

The attached forecast of our Statements of Operations for the through 2011 supported by our revenue projections by product by year, show that we should have more than sufficient taxable income to utilize the deferred tax assets.

Form 10-Q for the Quarter Ended December 31, 2010

Note 9.  Fair Value Measurement,page 10

3.
We note your response to prior comment 7. Please further expand your proposed disclosure to also address how you determined the significant assumptions utilized with the Black-Scholes model at inception and at each subsequent reporting date. Please provide us with an example of your proposed revised disclosure.

We will revise our disclosure in future filings as follows:

The common stock warrant was not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign corporation. The warrants do not qualify for hedge accounting, and, as such, all changes in the fair value of these warrants are recognized as other income/expense in the statement of operations until such time as the warrants are exercised or expire. Since these common stock warrants do not trade in an active securities market, the Company recognizes a warrant liability and estimates the fair value of these warrants using the Black-Scholes options model using the following assumptions:

	At Inception	December 31, 2010

Risk free interest rate	2.81%	3.30%
Expected life in years	9	9
Expected volatility	28.51%	31.49%
Fair market value	$6.70 per share	$8.09 per share
Exercise price	$6.70 per share	$6.70 per share
Warrant liability	$281,656	$411,340

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Joseph P. Macaluso
Joseph P. Macaluso
Principal Accounting Officer

TEL-INSTRUMENT ELECTRONICS CORP
CONSOLIDATED STATEMENTS OF OPERATIONS	Confidential Treatment Requested by Joseph P. Macaluso, Tel-Instrument Corp
(UNAUDITED)	SEC052011	N0.1 of 2

"CONFIDENTIAL PROJECTIONS PREPARED ONLY FOR AND AT THE REQUEST OF THE SEC"

	Estimated	Estimated	Estimated
	2011	2012	2013	Total

Revenues	***********	***********	***********
Cost of Goods Sold	***********	***********	***********

Gross Profit	***********	***********	***********
Gross Profit %	***********	***********	***********

Operating Expenses:
Selling, General & Admin.	***********	***********	***********
Research & Development	***********	***********	***********
Total Operating Expenses	***********	***********	***********

Operating Income (Loss)	***********	***********	***********

Interest, Net	***********	***********	***********

Income Before Taxes	***********	***********	***********	***********	(1)

Net Deferrred Tax Assets at 03/31/2010				***********

(1) approximate taxable income

Notes

These projections were prepared by the Company without outside review, on the basis of deliveries of units in great part, pursuant to contracts which have been awarded by the military, but the units under the contract have not yet all been approved for delivery.  The Company believes its estimates of orders for delivey are supported and reasonable , but no assurance can be given that any given order will be apporved in thetime period noted.

The Company's Military contracts are subject to termination like all other government contracts.

The gross margins used in these projections were determined based upon the Company's expectations at the time the units are delivered.

These Projections are forward looking statements. All predictions as to future results contain a measure of uncertainty and accordingly, actual result results could differ materially. Among factors that could cause a difference are changes in the general economy, changes in the demand for the company's products or in the costs and availability of its raw materials or purchases parts; the action of competitors, the success of our customers; technological change; changes in employee relations; changes in government regulations; litigation; difficulties in plant operations; environmental matters; timing of order received from the military;and other unforseen circumstances.

These projections do not include notes or disclosures that would be required by the standards of the Public Company Accounting Oversight Board or filings with the Securities and Exchange Commission. Accordingly, these projections should be read in conjunction with the Company's SEC filings.

TEL-INSTRUMENT ELECTRONICS CORP
REVENUE DETAIL	Confidential Treatment Requested by Joseph P. Macaluso, Tel-Instrument Corp
	SEC052011	N0.2 of 2

REVENUE	2011	2011	2012	2012	2013	2013
	Year	Year	Year	Year	Year	Year
	Units	Sales	Units	Sales	Units	Sales	Comments

Commercial:
T-30D	******	**********	******	**********	******	**********
T-36C	******	**********	******	**********	******	**********
TR-220	******	**********	******	**********	******	**********	(2)
CRAFT Derivative	******	**********	******	**********	******	**********	(3)
TB-2100	******	**********	******	**********	******	**********	(2)
TB-2100 (IEEE)	******	**********	******	**********	******	**********
Min Modular	******	**********	******	**********	******	**********	(3)
RO/MO	******	**********	******	**********	******	**********	(4)
Other	******	**********	******	**********	******	**********

Total Commercial	******	**********	******	**********	******	**********

Government:
T-30CM	******	**********	******	**********	******	**********
T-30D	******	**********	******	**********	******	**********
T-36M	******	**********	******	**********	******	**********
T-47G	******	**********	******	**********	******	**********
T-47N	******	**********	******	**********	******	**********
T-76	******	**********	******	**********	******	**********
T-760	******	**********	******	**********	******	**********
AN-480	******	**********	******	**********	******	**********
TR-100/TR-108	******	**********	******	**********	******	**********
AN/APM-719	******	**********	******	**********	******	**********
CRAFT - Test & Doc.	******	**********	******	**********	******	**********
JTRS/CRAFT Variant	******	**********	******	**********	******	**********
CRAFT - Other Options	******	**********	******	**********	******	**********
TR-401	******	**********	******	**********	******	**********
TR -420	******	**********	******	**********	******	**********
AN/UPM-708	******	**********	******	**********	******	**********
155 Replacement	******	**********	******	**********	******	**********
TS-4530A LRP Units	******	**********	******	**********	******	**********
TS-4530A LRP Kits	******	**********	******	**********	******	**********
TS-4530A Upgrade Kits	******	**********	******	**********	******	**********
TS-4530A New Units	******	**********	******	**********	******	**********
TS-4530A New Units - other	******	**********	******	**********	******	**********
TS-4530A CDRLS	******	**********	******	**********	******	**********
206 Production	******	**********	******	**********	******	**********
Comm Tester - Mini/other	******	**********	******	**********	******	**********

Total Government	******	**********	******	**********	******	**********

Total Revenue	******	**********	******	**********	******	**********

Notes
These projections were prepared by the Company without outside review, on the basis of deliveries of units in great part, pursuant to contracts which have been awarded by the military, but the units under the contract have not yet all been approved for delivery.  The Company believes its estimates of orders for delivey are supported and reasonable , but no assurance can be given that any given order will be apporved in thetime period noted.

The Company's Military contracts are subject to termination like all other government contracts.

The gross margins used in these projections were determined based upon the Company's expectations at the time the units are delivered.

These Projections are forward looking statements. All predictions as to future results contain a measure of uncertainty and accordingly, actual result results could differ materially. Among factors that could cause a difference are changes in the general economy, changes in the demand for the company's products or in the costs and availability of its raw materials or purchases parts; the action of competitors, the success of our customers; technological change; changes in employee relations; changes in government regulations; litigation; difficulties in plant operations; environmental matters; timing of order received from the military;and other unforseen circumstances.

These projections do not include notes or disclosures that would be required by the standards of the Public Company Accounting Oversight Board or filings with the Securities and Exchange Commission. Accordingly, these projections should be read in conjunction with the Company's SEC filings.

Comments

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